SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

INTERVOICE, INC.
(Name of Subject Company)

Intervoice, Inc.
(Name of Person Filing Statement)

Common Stock, Without Par Value
(Title of Class of Securities)

461142101
(CUSIP Number of Class of Securities)

Intervoice, Inc.
17811 Waterview Parkway
Dallas, Texas 75252
Attention: Chief Executive Officer
Facsimile: (972) 454-8781

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison
James R. Griffin
Fulbright & Jaworski L.L.P.
2200 Ross Ave., Suite 2800
Dallas, Texas 75201-2784
Facsimile: (214) 855-8200
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2008, as amended by Amendment No. 1 filed with the SEC on August 4, 2008, (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”), by Intervoice, Inc., a Texas corporation (“Intervoice”), relating to the tender offer made by Dialog Merger Sub, Inc. (“Offeror”), a Texas corporation and a wholly-owned subsidiary of Convergys Corporation (“Convergys”), disclosed in a Tender Offer Statement on Schedule TO, dated August 1, 2008, to purchase all of the outstanding shares of common stock, without par value, of Intervoice (the “Common Stock”) at a purchase price of $8.25 per share in cash, without interest thereon, less any required withholding taxes (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 15, 2008, by and among Convergys, Offeror and Intervoice, the Offer to Purchase, dated August 1, 2008, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     On August 8, 2008, H. Don Brown, Senior Vice President Human Resources and Real Estate of Intervoice, gave a presentation to Intervoice’s employees regarding the cancellation of stock options, RSUs and PBRSUs in connection with the acquisition by Convergys. A copy of the power point presentation is filed as Exhibit (a)(10) hereto and are incorporated herein by reference.
     On August 8, 2008, Robert E. Ritchey, Chief Executive Officer of Intervoice, and James A. Milton, President and Chief Operating Officer of Intervoice, sent an e-mail to Intervoice’s employees attaching a letter from Clark Handy, SVP of Human Resources at Convergys, regarding the effect of the consummation of the acquisition of Intervoice by Convergys on certain employee matters and benefits. Copies of the e-mail and the letter, as attached to the e-mail, are filed as Exhibit (a)(11) hereto and are incorporated herein by reference.
Item 9. Exhibits.

Exhibit Number	Exhibit Title
(a)(10)	Power Point Presentation on Cancellation of Stock Options, RSUs and/or PBRSUs in connection with the Acquisition by Convergys given on August 8, 2008.

(a)(11)	E-mail from Robert E. Ritchey and James A. Milton to Intervoice employees dated August 8, 2008 with attached letter from Clark Handy, SVP, Human Resources, Convergys to Intervoice employees

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     INTERVOICE, INC.

By:	/s/ Dean C. Howell
Dean C. Howell
Senior Vice President, General Counsel and Secretary

Date: August 8, 2008

Exhibit Number	Exhibit Title
(a)(10)	Power Point Presentation on Cancellation of Stock Options, RSUs and/or PBRSUs in connection with the Acquisition by Convergys given on August 8, 2008.

(a)(11)	E-mail from Robert E. Ritchey and James A. Milton to Intervoice employees dated August 8, 2008 with attached letter from Clark Handy, SVP, Human Resources, Convergys to Intervoice employees